July 31, 2025

Toby Z. Rice
Chief Executive Officer
EQT Corporation
625 Liberty Avenue, Suite 1700
Pittsburgh, PA 15222

       Re: EQT Corporation
           Registration Statement on Form S-4
           Filed July 25, 2025
           File No. 333-288963
Dear Toby Z. Rice:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Lanchi Huynh